Thomas Szabo Work History

Mr. Szabo is an American entrepreneur and investor with over 30 years of experience in developing and managing all aspects of complex international businesses. In 1997, he was the founder, Chairman and Chief Executive Officer of Digital-On-Demand, Inc., a private digital entertainment network that was awarded the coveted Microsoft award for best Windows application in 1998. With distribution contracts from major entertainment producers including Sony, Universal, EMI, BMG and Disney, and major retailers including Target, Best Buy, and Kmart, the company was sold in 2000 to Yucaipa's Alliance Entertainment. After the sale, Mr. Szabo continued to serve as President of Digital Media and then on the board of directors from 2000 to 2005 when the company was merged with Source Interlink to become ranked among the world's largest entertainment companies. Mr. Szabo founded Telanetix, Inc., a software based company that develops and delivers unified software communications solutions for voice, data, and video simultaneously over ubiquitous IP networks, and served as its Chairman and Chief Executive Officer from its inception in 2001 through its IPO in 2005. Mr. Szabo founded Public Media Works, Inc. in 2005, and created and entertainment company that integrates film and television productions with interactive marketing and advertising, and served as its Chairman and Chief Executive Officer through its IPO in 2008. Mr. Szabo founded GrayMeta, Inc. and served as Chairman and Chief Executive Officer from 2015 to 2021 managing a forward-thinking team of accomplished entrepreneurs and engineers who developed a software product offering of intelligent metadata solutions powered by Artificial Intelligence and Machine Learning, generating recurring revenue from Fortune 500 customers. The solutions dramatically improve workflow efficiencies and facilitate the monetization of assets through the automated collection and creation of metadata that produce valuable customer outcomes. GrayMeta products are currently used by over 100 customers in 20 countries including media clients Netflix, HBO and NBCUniversal, service companies including Deluxe, Technicolor and Dolby, and public sector clients including Library of Congress, the Smithsonian, and Yale University. GrayMeta has a significant revenue pipeline for growth through both direct channels and with strategic partners including Amazon, Microsoft and Google. Mr. Szabo founded Atherton Capital Holdings and has served as Managing Director from 2003 to present. The firm provides advisory services and capital investment for new ventures, restructure, and recapitalization across a broad range of industries. Mr. Szabo

began his engagement with FreebirdRides, a leading edge mobility marketplace in 2021 and formed the operating company FreebirdRides, Inc. in 2023.

Mr. Szabo currently serves as its Chairman and Chief Executive Officer.